EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended March 31,
	2013	2012
	(Millions)
Net income attributable to Tenneco Inc.	$54	$30
Add:
Interest expense	20	42
Portion of rental representative of the interest factor	5	4
Income tax expense	12	18
Noncontrolling interests	7	6
Amortization of interest capitalized	1	1
Earnings as defined	$99	$101
Interest expense	20	42
Interest capitalized	1	1
Portion of rentals representative of the interest factor	5	4
Fixed charges as defined	$26	$47
Ratio of earnings to fixed charges	3.81	2.15